FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Dividends Payment Notice

Autonomous City of Buenos Aires, July 3 2024

Dividends Payment. Installment 3 of 3.

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 26, 2024, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority obtained on May 3, 2024 and the Board of Directors meeting held on May 6, 2024, approved the payment of a dividend in the amount of AR$ 264.227.684.640 expressed in homogeneous currency as of December 31, 2023. That amount in homogeneous currency as of today is AR$400,627,017,508.

In this sense, Installment 3 will be made available and paid for the sum of $50.638.718.584,05, that is, $247,1094156255 per share, paid on 33.44555362% of the share capital that participates: V/N 204,924,278, which did not opt for payment in BOPREAL in the first installment. The payment will be made to its existing shareholders in the Bank's share registry as of July 5, 2024 ("Cut-Off Date") as of July 11, 2024 ("Payment Date"), of a dividend through the delivery of:

Non-resident shareholders

Non-resident shareholders will receive payment in pesos, unless they express their intention to receive payment of their dividends with National Treasury Bonds in pesos adjusted by CER 4.25% due December 13, 2024, Ticker T5X4 (CV code 9200; ISIN ARARGE320DV0), (the “Bonds” or “Payment in Kind”). For these purposes, you must send an email to corporateactions-arg@bbva.com until July 5 at 3:00 p.m.

One day before the payment date, a complementary payment notice will be published informing the market price of the Bonds to be delivered.

Resident shareholders

Payment to resident shareholders will be made in pesos (the “Payment in Pesos”), unless they express their intention to receive Payment in Kind, sending an email to corporateactions-arg@bbva.com until July 5 at 3:00 p.m.

General terms and conditions of dividend payment

Payment date: July 11.

Cut-off date: July 5

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Those shareholders who wish to exercise the Payment in Kind option and own their shares in a depositor at Caja de Valores must send the instruction through their custodian agent, detailing ownership and client account number.

That option cannot be carried out partially, and will apply to the entire position that the shareholder has on the cut-off date.

Those shareholders who own their shares within the scope of the Shareholder Registry that Caja de Valores S.A. carried out for the account and order of Banco BBVA Argentina S.A. must contact the Bank at the email address: corporateactions-arg@bbva.com to obtain information on the procedure applicable for the purposes of the provision of Payment in Kind.

Payment in Pesos will be made available from the indicated date, through Caja de Valores S.A located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m. , where they must comply with the required procedures and the settlements will be carried out in accordance with the regulatory deadlines.

Payment in Kind will be made available through Banco BBVA Argentina S.A. from 10:00 a.m. to 3:00 p.m., at Av. Córdoba 111, Autonomous City of Buenos Aires.

It is expressly established that the share holdings of the Shareholders registered on the Cut-Off Date of each installment will be the only ones taken into account for the purposes of paying the declared dividend. Notifications made by those who do not turn out to be holders of shares of Banco BBVA Argentina S.A. on the Cut-Off Date will be considered not presented and will be void.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the cut-off and/or payment dates may differ from those reported here.

Tax withholdings

The dividends that are proposed to be declared are subject to the 7% withholding established in article 97 of the Income Tax Law, text ordered in 2019.

From the distribution of dividends, where applicable, the amounts duly paid by the Bank, in its capacity as Substitute Responsible for the Personal Property Tax corresponding to the periods 2022 and 2023 of those Shareholders who have been reached by the

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

referred tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following article 25 of Law No. 23,966.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: July 03, 2024 By: /s/ Carmen Morillo Arroyo

Name: Carmen Morillo Arroyo

Title: Chief Financial Officer